

STARFISH

look book


CHAPTER I
The Relationship


lighting, perhaps, the cigarette of the woman you love,
for the first time,





R
Y
U
I
H
J
K
B
N
M












Pumpkin

My little pumpkin,
I like to think about other girls sometimes,
but the truth is
if you ever left me
I'd tear my heart out
and never put it back.
There'll never be anyone like you.


















The Sads
FIRST COUPLE
TOO IN LOVE
TO FEEL SAD.

















CHAPTER 2

Childhood








when you're a child
you learn
there are three dimensions:
height, width, and depth.



Date 10/5/15
air
It falls like hair
Water falls,
making pools in the asfalt
Dirty mirrors with clouds
and building inside
It falls on the roof
it falls on my mother and on
my hair
Most peope call it rain
Date
Flower





































CHAPTER 3
M“ for Marie


























PERSONALS AP
APPLICANT INFO
Phone:
Neighborhood:
WHAT YOU WANT YO
Occupation:
ABOUT YOU:
78
Los Angeles
I'm 5'11", blue eyes, 160 pounds.
Retired Museum Di


Who
Are
You?


























Pumpkin
My little pumpkin,